Samfine Creation Holdings Group Limited

May 22, 2023

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted May 4, 2023
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated May 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 7”) is being confidentially submitted to accompany this letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

General

1. We note your disclosure that the CSRC recently published Trial Measures that impose certain filing requirements on your indirect overseas listing and offering. Please revise to disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures. Please remove any language that qualifies your obligation to complete the filing, including disclosure on the cover page stating that you may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

In response to the Staff’s comments, we revised our disclosure on the cover page, page 9, and page 30 of Draft Registration Statement No.7 to disclose whether we and relevant parties to this transaction have complied with our obligations under the Trial Measures and remove any language that qualifies our obligation to complete the filing.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC